

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 2, 2013

Via E-mail
Mr. Richard J. Sullivan
President, Chief Executive Officer, and Assistant Secretary
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West
West Palm Beach, FL 33401

> **Re:** **Global Digital Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 20, 2013**
> **File No. 0-26361**

Dear Mr. Sullivan:

We have reviewed the amended filing and have the comments below.

Risk Factors, page 5

1. We have reviewed your response to comment two from our letter dated September 18, 2013. You continue to disclose in two separate instances on page five that you incurred a net loss of $491,091 for the year ended December 31, 2012. Please revise to disclose that you actually incurred a net loss of $519,906 for the year ended December 31, 2012.

Financial Condition, page 19

June 30, 2013, page 19

2. We note the projections that you have included in the table on page 20. There appear to be inaccuracies in the calculations. For example, it appears that the total projected cash outflows should be $2,016,158 for Q4 2013, $6,041,870 for Q4 2015, and $6,912,995 for Q2 2016. Review the calculations included in the table in their entirety to ensure that they are accurate, and revise your disclosures appropriately.

3. Please add footnote disclosure to clarify whether the projected cash required for the development of MK 777 represents an amount in addition to the projected cash required to fund Airtronic's operations for the next three quarters. Also, please explain to us how the $227,000 amount listed as projected cash required to fund Airtronic's exit from bankruptcy

ties in with the $417,126 net amount to be contributed to Airtronic under the note (refer to your disclosure at the end of page 19). To the extent necessary, please revise your tabular disclosure accordingly.

4. Remove the phrase "within the meaning of the private securities litigation reform act of 1995" in the last paragraph on page 20 since you are ineligible to rely on the Act's safe harbor provision for forward looking statements. Alternatively, disclose that you are ineligible to rely on the Act's safe harbor provision for forward looking statements because you are a penny stock issuer.

Financial Statements for the Year Ended December 31, 2012

Note 11 – Acquisitions, page F-14

5. We have reviewed your response to comment six from our letter dated September 18, 2013. We remind you that goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. As such, it is not clear why you are including the fair value of the non-controlling interest within your calculation of goodwill. Please revise. In addition, please confirm that the net liabilities assumed in the amount of $28,575 only represents the assets acquired and the liabilities assumed by you and does not include any assets or liabilities related to the non-controlling interest.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Owen Naccarato, Esq.
        Naccarato & Associates
        1100 Quail Street, Suite 100
        Newport Beach, CA 92660